Duke Energy Florida, LLC
299 First Avenue North
St. Petersburg, Florida 33701

Duke Energy Florida Project Finance, LLC
299 First Avenue North
St. Petersburg, Florida 33701

June 3 2016

Via Edgar

Office of Structured Finance

Division of Corporation Finance

United States Securities and Exchange Commission

100 F. Street N.E.

Washington, DC 20549

Re:                             Duke Energy Florida, LLC and Duke Energy Florida Project Finance, LLC

Registration Statement on Form SF-1

File Nos. 333-209196 and 333-209196-01

Dear Ladies and Gentlemen:

Duke Energy Florida, LLC and Duke Energy Florida Project Finance, LLC (collectively, the “Registrants”) jointly filed the above-referenced Registration Statement (the “Registration Statement”) on January 29, 2016 and filed a Pre-Effective Amendment No. 1 to the Registration Statement (“Amendment No. 1”) on February 9, 2016, a Pre-Effective Amendment No. 2 to the Registration Statement (“Amendment No. 2”) on March 31, 2016, a Pre-Effective Amendment No. 3 to the Registration Statement (“Amendment No. 3”) on May 3, 2016, a Pre-Effective Amendment No. 4 to the Registration Statement (“Amendment No. 4”) on May 26, 2016 and a Pre-Effective Amendment No. 5 to the Registration Statement (“Amendment No. 5”) on June 2, 2016 (the Registration Statement, together with Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4 and Amendment No. 5, the “Amended Registration Statement”).

The Registrants respectfully request that the Securities and Exchange Commission (the “Commission”) accelerate the effectiveness of the above-referenced Amended Registration Statement and permit the Amended Registration Statement to become effective as of 12:00 p.m. Eastern Time on June 7, 2016 or as soon thereafter as practicable.

In connection with this request, the Registrants acknowledge that:

•                  should the Commission or the staff, acting pursuant to delegated authority, declare the Amended Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Amended Registration Statement;

•                  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Amended Registration Statement effective, does not relieve the Registrants from their full responsibility for the adequacy and accuracy of the disclosure in the Amended Registration Statement; and

•                  the Registrants may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours

DUKE ENERGY FLORIDA, LLC

By:	/s/ Stephen G. De May
	Name:	Stephen G. De May
	Title:	Treasurer and Senior Vice President, Tax

DUKE ENERGY FLORIDA PROJECT FINANCE, LLC

By:	/s/ Stephen G. De May
	Name:	Stephen G. De May
	Title:	President, Chief Financial Officer and Treasurer